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August 3, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Mr. Keith A. Gregory

Re:	Angel Oak Financial Strategies Income Term Trust (File Nos. 333-225967 and 811-23358)

Dear Mr. Gregory:

This letter responds to comments that you conveyed via letter on July 27, 2018 to me, in connection with your review of the initial registration statement on Form N-2 for Angel Oak Financial Strategies Income Term Trust (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on June 28, 2018. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. The Fund intends to file Pre-Effective Amendment No. 1 at a future date, which will reflect the responses below. In addition, attached as Exhibit A is a marked copy of the Prospectus and Statement of Additional Information which reflects the disclosure changes discussed below which will be incorporated in Pre-Effective Amendment No. 1.

General

1.

Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund acknowledges the Staff’s comment.

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Fund has not submitted and does not currently expect to submit an exemption application or no-action request in connection with the registration statement.

3.

Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund confirms that it has filed with FINRA the proposed underwriting terms and arrangements for the transactions described in the registration statement in connection with the Fund’s public offering. Prior to effectiveness, the Fund represents that it will obtain a No Objections Letter with respect to the public offering.

4.

Comment: Please confirm that prior to entering into any Securitization, the Fund will provide the Staff with information regarding the specific form of such Securitization and an opportunity to provide comments.

Response: The Fund confirms that prior to entering into any Securitization, the Fund will provide the Staff with information regarding the specific form of such Securitization and an opportunity to provide comments.

Registration Statement Cover Page

5.

Comment: Please confirm that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Response: The Fund confirms that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Pricing Table

6.

Comment: In footnote 2, the disclosure references certain payments for structuring fees, additional compensation, and sales incentives. Please confirm that such payments will not extend beyond the Fund’s initial offering period.

Response: The Fund confirms that the payments for structuring fees, additional compensation, and sales incentives referenced in footnote 2 to the pricing table will be paid to underwriters in the Fund’s initial public offering with respect to services provided and/or shares sold in the initial public offering and will be paid at closing of the offering.

Prospectus Summary – General (pages 1-21)

7.

Comment: We note that the Prospectus Summary is more than 20 pages in length. Please revise it to provide a clear and concise synopsis of the key features of the offering (e.g., descriptions of the Fund’s investment strategy and principal risks).

Response: The Fund has revised the Prospectus Summary in response to this comment.

Prospectus Summary – Investment Strategies (pages 2-4)

8.

Comment: In the first paragraph on page 2, the disclosure in the first sentence indicates that the Fund will invest primarily in debt issued by financial institutions, focusing on those in the community banking sector. Please provide disclosure indicating how much of the Fund’s net assets will be invested in debt issued by financial institutions that are not part of the community banking sector.

Response: The disclosure in the registration statement has been revised in response to this comment.

9.

Comment: In the last paragraph on page 3, the disclosure indicates that the Fund may securitize certain of its investments by selling certain assets to Structured Products. Please supplementally inform the Staff if these Structured Products will be consolidated with the Fund’s accounting records.

Response: The Fund confirms that these Structured Products will be consolidated with the Fund’s accounting records to the extent that applicable accounting pronouncements, SEC or SEC Staff guidance require.

10.

Comment: In the top paragraph on page 4, the disclosure indicates that up to all of the Fund’s investments in or exposure to Securitizations and/or Structured Products may be in the equity tranches. Please confirm that the Fund will follow ASC 325-40 for these investments.

Response: The Fund confirms that it will follow ASC 325-40 in connection with any investments in or exposure to the equity tranches of Securitizations and/or Structured Products.

Prospectus Summary – Community Banking Focus (page 4)

11.

Comment: In the first paragraph, the third sentence provides certain statistics as of “September 30, 2017.” Please update this disclosure to the most recent practicable date. Please make conforming changes to the disclosure throughout the registration statement (e.g., certain data provided as of “December 31, 2017” under the caption “Market Opportunity” in the Prospectus Summary and certain data relating to new issuances by banks in 2018 referenced in “Investment Opportunities” in the Prospectus Summary).

Response: The disclosure in the registration statement has been revised in response to this comment.

Prospectus Summary – Summary of Principal Risks (page 15)

12.

Comment: In “Large Investors Risk,” please disclose any risks to the market price, trading volume or volatility of the Shares that may occur when Shares subject to resale restrictions, such as “lock up” agreements, are eligible for resale. Please make conforming changes throughout the registration statement, where appropriate.

Response: The disclosure in the registration statement has been revised in response to this comment.

Summary of Fees and Expenses (pages 22-23)

13.	Comment: We note that most of the information in the Fee Table and Example is incomplete. Please provide us with the details of the Fund’s fees, expenses and Example presentation with your response.

Response: Please refer to Exhibit A for the completed Fee Table and Example.

Leverage (page 32)

14.

Comment: Please clarify in the disclosure whether the Fund intends to borrow money and/or issue debt securities or preferred shares within twelve months after the completion of the offering. If the Fund intends to borrow, issue notes or preferred shares, please estimate the costs of issuing the borrowings, notes and/or preferred shares and include those costs in the Fee Table.

Response: The Fund intends to borrow money through a credit facility within twelve months after the completion of the offering. The Fund has revised the disclosure in the registration statement to clarify that it does intend to utilize borrowings within twelve months following completion of the offering and has reflected the cost of leverage in the fee table. The Fund does not intend to issue debt securities or preferred securities within twelve months after the completion of the offering.

Credit Facility (page 32)

15.	Comment: Please confirm that the Fund has not entered into a line of credit facility or please disclose the terms of such facility.

Response: Although the Fund expects to enter into a line of credit facility within twelve months after the completion of the offering, the Fund confirms that it has not yet done so. To the extent the Fund enters into such a facility prior to the effectiveness of the registration statement, the Fund undertakes that it will disclose the terms of the facility in a pre-effective amendment to its registration statement.

Organizational and Offering Costs (page 61)

16.

Comment: Please confirm that the Fund is not continuously offered and provide references to the appropriate accounting guidance supporting the accounting treatment of offering costs being charged to capital.

Response: The Fund confirms that it is not continuously offered. The Fund expects to capitalize any offering costs as a reduction of paid-in capital pursuant to paragraph 5 of ASC 946-20-25.

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

EXHIBIT A